SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549

                               SCHEDULE 13D
                  Under the Securities Exchange Act of 1934

                               TOYS "R" US, INC.
                               (Name of Issuer)
                    Common Stock, par value $.10 per share
                       (Title of Class and Securities)

                                  892335-10-0
                    (CUSIP Number of Class of Securities)

                           Jerome A. Manning, Esq.
                                 Executor
                          Stroock & Stroock & Lavan
                             7 Hanover Square
                          New York, New York  10004
                             (212) 806-5400
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                   Copy to:

                         Jonathan L. Koslow, Esq.
                    Skadden, Arps, Slate, Meagher & Flom
                            919 Third Avenue
                        New York, New York  10022
                            (212) 735-3000

                                 March 16, 1995
                      (Date of Event which Requires
                        Filing of this Statement)

          If the filing person has previously filed a statement on
          Schedule 13G to report the acquisition which is the subject of this Schedule 13D and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following
          box:                                               ___
                                                            |___|
          Check the following box if a fee is being paid with this
          statement:                                         ___
                                                            |___|

                                 SCHEDULE 13D

           CUSIP NO. 892335-10-0

           1   NAMES OF REPORTING PERSONS
               S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                    Estate of Milton Petrie
                         13-704-8253

           2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP.
                                                          (a)  ( )
                                                          (b)  ( )

           3  SEC USE ONLY

           4  SOURCE OF FUNDS*
                    OO

           5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
              REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

           6  CITIZENSHIP OR PLACE OF ORGANIZATION
                   Surrogates Court, State of New York, County of
                   New York

                                        7    SOLE VOTING POWER
                                                  12,557,664
                  NUMBER OF
                   SHARES               8    SHARED VOTING POWER
                BENEFICIALLY                        0
                 OWNED BY
                   EACH                 9    SOLE DISPOSITIVE POWER
                 REPORTING                        12,557,664
                  PERSON
                   WITH
                                       10    SHARED DISPOSITIVE POWER
                                                    0

          11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                    12,557,664

          12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
              SHARE                                                    ( )

          13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
                        4.5%

          14  TYPE OF REPORTING PERSON*
                        OO



          Item 1.   Security and Issuer.


               This Statement on Schedule 13D (this "Statement") relates to the common stock, par value $.10 per share
          (the "Shares"), of Toys "R" Us, Inc., a Delaware corporation (the "Issuer"). The address of the principal executive offices of the Issuer is 461 From Road, Paramus, New Jersey 07652.

          Item 2.   Identity and Background.

               (a)-(c), (f)   This Statement is being filed on
          behalf the Estate of Milton Petrie (the "Estate"). The business address of the Estate is c/o Skadden, Arps, Slate, Meagher & Flom, 919 Third Avenue, New York, New York 10022, Attention: Jonathan L. Koslow, Esq.

               Pursuant to the Letters Testamentary, issued on December 16, 1994 (the "Letters Testamentary") by the Surrogates Court of the State of New York, County of New York, the Estate is administered by eight executors:
          Joseph H. Flom, Hilda Kirschbaum Gerstein, Jerome A. Manning, Bernard Petrie, Carroll Petrie, Dorothy Fink Stern, Laurence A. Tisch and David Zack. A copy of the Letters Testamentary is filed as Exhibit A to this Statement and is incorporated herein by reference.

               Mr. Flom is an attorney and a partner in Skadden, Arps, Slate, Meagher & Flom, a law firm and co-counsel to the Estate. His principal business address is Skadden, Arps, Slate, Meagher & Flom, 919 Third Avenue, New York, New York 10022.

               Ms. Gerstein is the President and Chief Executive Officer of Petrie Stores Corporation, a New York corporation ("Petrie Stores"). Ms. Gerstein is also a consultant to Petrie Retail, Inc. Her principal business address is Petrie Retail, Inc., 70 Enterprise Avenue, Secaucus, New Jersey 07094.

               Mr. Manning is an attorney and a partner in Stroock & Stroock & Lavan, a law firm and co-counsel to the Estate. His principal business address is Stroock & Stroock & Lavan, 7 Hanover Square, New York, New York 10004.

               Mr. Bernard Petrie, the son of Milton Petrie, is an attorney. His principal business address is The Law
          Offices of Bernard Petrie, 633 Battery Street, San
          Francisco, California  94111.

               Mrs. Petrie, the wife of Milton Petrie at the time of his death, is a private investor and philanthropist. Her principal business address is c/o Petrie Stores Corporation, 70 Enterprise Avenue, Secaucus, New Jersey 07094.

               Ms. Stern is a director of Petrie Stores and a consultant to Petrie Retail, Inc. Her principal business address is Petrie Retail, Inc., 70 Enterprise Avenue,
          Secaucus, New Jersey 07094.

               Mr. Tisch is Co-Chairman of the Board of Directors and Co-Chief Executive Officer of Loews Corporation, and
          Chairman of the Board, President and Chief Executive
          Officer of CBS Inc. His principal business address is CBS Inc., 51 West 52nd Street, 35th Floor, New York, New York 10019.

               Mr. Zack is an accountant and a retired partner in David Berdon & Co., an accounting firm and accountant to the Estate. His principal business address is David Berdon & Co., 415 Madison Avenue, New York, New York 10017-1178.

               Mr. Flom, Ms. Gerstein, Mr. Manning, Mr. Bernard
          Petrie, Mrs. Petrie, Ms. Stern, Mr. Tisch and Mr. Zack are citizens of the United States.

               (d)-(e) During the past five years, none of the Estate, Mr. Flom, Ms. Gerstein, Mr. Manning, Mr. Bernard Petrie, Mrs. Petrie, Ms. Stern, Mr. Tisch and Mr. Zack has been convicted in a criminal proceeding, or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

          Item 3.   Source and Amount of Funds or Other Consideration.

               The Shares which are the subject of this Statement were distributed to the Estate, without consideration, in an initial liquidating distribution (as more fully described below) by Petrie Stores to its shareholders on March 24, 1995.

          Item 4.   Purpose of Transaction.

               On March 24, 1995, Petrie Stores made an initial liquidating distribution (the "Distribution") to its shareholders of an aggregate of 26,174,552 Shares held by Petrie Stores, in accordance with Petrie Stores' plan of complete liquidation and dissolution. In the Distribution, Petrie Stores shareholders received 0.5 of a Share for every share of Petrie Stores common stock, par value $1.00 per share ("Petrie Common Stock"), held of record at the close of business on March 16, 1995. In connection with the Distribution, the Estate received 14,055,637 Shares with respect to the Estate's ownership of 28,111,274 shares of Petrie Common Stock.

               In order to raise cash to meet federal and state estate taxes, debts and expenses and to partially fund bequests, on March 17, 1995, the executors approved a plan (the "Plan") whereby the Estate will sell, from time to time within 120 days of March 17, 1995, up to approximately 8,000,000 Shares. In addition, the Estate sold short 3,000,000 Shares in open market transactions prior to March 17, 1995. Pursuant to the Plan, as of the close of business on March 24, 1995, the Estate has sold 194,000 Shares in open market transactions. See Schedule I.

               As soon as practicable, the Estate intends to cover its short positions in the Shares.

               Except as set forth herein, the Estate does not have any plans or proposals which relate to or would result in any of the actions or transactions specified in clauses
          (a) through (j) of Item 4 of Schedule 13D. The Estate reserves the right to acquire or dispose of Shares, or to formulate other purposes, plans or proposals regarding the Issuer or the Shares held by the Estate to the extent deemed advisable in light of general investment policies, market conditions and other factors.

          Item 5.   Interest in the Securities of the Issuer.

               (a)-(c) The Estate beneficially owns, and has sole voting and dispositive power with respect to, 12,557,664 Shares, constituting approximately 4.5% of the 279,789,866 Shares issued and outstanding on January 28, 1995, as reported to the Estate by the Issuer. As more fully set forth in
          Schedule I hereto, between March 10, 1995 and March 20,
          1995, the Estate, in order to raise cash to meet certain of its obligations, sold short a total of 3,194,000
          Shares in open market transactions for a total consideration of $77,256,575. On March 24, 1995, the Estate used 1,497,973 Shares to cover short positions.

               The amounts beneficially owned by the Estate do not include any Shares owned by the executors of the Estate in their individual capacity. To the best of the Estate's knowledge, Shares are held by the following executors: Ms. Gerstein
          (146,939 Shares), Mr. Bernard Petrie (17,400 Shares),
          Mrs. Petrie (3,190 Shares), Ms. Stern (91,045 Shares) and
          Mr. Tisch (500 Shares).

               Each of the executors disclaims beneficial ownership of the Shares held by the Estate. The executors of the Estate share equally the power to dispose of, and vote, the Shares held by the Estate.

               (d)  Inapplicable.

               (e) The Estate, as of the close of business on March 24, 1995, has ceased to be a beneficial owner of 5% of the Issuer.

               Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

               Pursuant to Milton Petrie's will, the executors of the Estate share equally the power to dispose of, and vote, the Shares held by the Estate. There is no understanding among the executors with respect to the voting of the Shares held by them in their individual capacities.

          Item 7.  Material to be Filed as Exhibits.

               The following document is attached hereto as an
          Exhibit:

          Exhibit A      Letters Testamentary, issued on December
                         16, 1994


                                   SCHEDULE I

               Set forth below are the dates, the number of shares of Shares and the price per share for the Shares sold short in open market transactions by the Estate within the 60 days prior to March 24, 1995.

          Transaction          Number of           Price Per
          Date                 Shares              Share*

          March 10, 1995       184,300             $24.50

          March 10, 1995         2,000             $24.38

          March 10, 1995     1,050,500             $24.25

          March 10, 1995         1,000             $24.13

          March 10, 1995       125,500             $24.00

          March 13, 1995        26,700             $24.25

          March 13, 1995       247,100             $24.00

          March 14, 1995     1,362,900             $24.00

          March 17, 1995       100,000             $25.25

          March 20, 1995        77,000             $25.25

          March 20, 1995        17,000             $25.00

          * Excluding
            commissions


                                  SIGNATURE

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

          Dated:  March 27, 1995

                                   ESTATE OF MILTON PETRIE

                                   By:  /s/ JOSEPH H. FLOM
                                        Joseph H. Flom
                                        Executor

                                   By:        *
                                        Hilda Kirschbaum Gerstein
                                        Executor

                                   By:        *
                                        Jerome A. Manning
                                        Executor

                                   By:        *
                                        Bernard Petrie
                                        Executor

                                   By:        *
                                        Carroll Petrie
                                        Executor

                                   By:        *
                                        Dorothy Fink Stern
                                        Executor

                                   By:        *
                                        Laurence A. Tisch
                                        Executor

                                   By:        *
                                        David Zack
                                        Executor

          * By: /s/ JOSEPH H. FLOM
                Joseph H. Flom
                Attorney-in-fact

          Dated: March 27, 1995


                                EXHIBIT INDEX

          Exhibit

          Exhibit A      Letters Testamentary,
                         issued December 16, 1994